                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                          -----------------------------


                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          -----------------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _______ to ______.

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Applied Industrial Technologies, Inc.
               Supplemental Defined Contribution Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Applied Industrial Technologies, Inc.
               One Applied Plaza
               Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)

                                                                     Page No.
                                                                (in this Report)

         (a)   Financial Statements

               Independent Auditors' Report                               5

               Statements of Net Assets Available
                   for Benefits --
                   December 31, 2002 and 2001                             6
               Statement of Changes in Net Assets
                   Available for Benefits --
                   Years Ended December 31,
                   2002, 2001 and 2000                                    7
               Notes to Financial Statements --
                   Years Ended December 31,
                   2002, 2001 and 2000                                  8-11


         (b)   Exhibit(s)
               ----------

               Independent Auditors' Consent                             12



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    APPLIED INDUSTRIAL TECHNOLOGIES,
                                    INC. SUPPLEMENTAL DEFINED
                                    CONTRIBUTION PLAN

                                    By:   Applied Industrial Technologies, Inc.,
                                          as Plan Administrator

                                          By:        /s/  Mark O. Eisele
                                               ---------------------------------
                                                          Signature

                                                          Mark O. Eisele
                                               ---------------------------------
                                                          Printed Name

                                                          Vice President
                                               ---------------------------------
                                                          Title


Date: March 31, 2003

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN




Financial Statements
As of December 31, 2002 and 2001 and
For the Years Ended
December 31, 2002, 2001 and 2000,
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


TABLE OF CONTENTS

-------------------------------------------------------------------------------


                                                                       PAGE



INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2002 and 2001                                    2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2002, 2001 and 2000                3

   Notes to Financial Statements                                       4 - 7

INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.





/s/ Deloitte & Touche LLP

March 7, 2003

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                    2002             2001

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                             $  230,895       $  267,258
    Mutual funds                                  3,863,370        4,369,204
    Common/collective fixed income funds            372,060          430,343
                                           ----------------- ----------------
         Total investments                        4,466,325        5,066,805


                                           ----------------- ----------------
NET ASSETS AVAILABLE FOR BENEFITS                $4,466,325       $5,066,805
                                           ================= ================




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                2002                   2001                   2000

ADDITIONS:
  Participant Contributions                                   $   366,053            $   507,201            $ 2,613,549

  Investment income:
    Dividends:
     Common stock                                                   6,328                 12,244                 26,970
     Mutual funds                                                 117,465                124,024                130,955
     Common/collective fixed income funds                               1                     10                     12
                                                      --------------------   --------------------   --------------------
       Total dividends                                            123,794                136,278                157,937

    Net (depreciation)/appreciation in
    market value of investments:
     Common stock                                                   1,573               (186,675)               515,504
     Mutual funds                                                (753,297)              (428,672)              (380,589)
     Common/collective fixed income funds                               -                 (3,123)                 7,947
                                                      --------------------   --------------------   --------------------
       Total net (depreciation)/appreciation in
       market value of investments                               (751,724)              (618,470)               142,862

                                                      --------------------   --------------------   --------------------
Total investment (loss)/income                                   (627,930)              (482,192)               300,799

                                                      --------------------   --------------------   --------------------
      Total (deductions)/additions                               (261,877)                25,009              2,914,348

DEDUCTIONS:
  Distributions to participants                                   319,241                346,271                 91,800

  Administrative expenses                                          19,362                 14,911                 11,778

                                                      --------------------   --------------------   --------------------
      Total deductions                                            338,603                361,182                103,578

                                                      --------------------   --------------------   --------------------
(DECREASE)/INCREASE IN NET ASSETS
  FOR THE YEAR                                                   (600,480)              (336,173)             2,810,770

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                             5,066,805              5,402,978              2,592,208

NET ASSETS AVAILABLE FOR BENEFITS,
                                                      --------------------   --------------------   --------------------
  END OF YEAR                                                 $ 4,466,325            $ 5,066,805            $ 5,402,978
                                                      ====================   ====================   ====================



See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

     GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

     ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan's trust, establishing investment objectives, authorizing disbursements from the trust, and resolving any questions of Plan interpretation.

     The assets of the Plan are administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

     PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Retirement Savings Plan") are limited.

     There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. The company makes Supplemental Matching Contributions equal to the amount that matching contributions under the Retirement Savings Plan are limited each year due to Sections 401(k) and 401(m) of the Internal Revenue Code. Effective October 2000, the Plan was amended to allow transfers from the Applied Industrial Technologies, Inc. Deferred Compensation Plan upon retirement. Subsequently in 2001, this provision to allow transfers from the Applied Industrial Technologies, Inc. Deferred Compensation Plan was revoked.

     Supplemental Matching Contributions are segregated in the Matching Contributions Account and are invested in the Company Stock Fund. Non-participant directed investments included in the Company Stock Fund were $ 26,790 and $ 30,131 at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002, 2001 and 2000, there were no Supplemental Matching Contributions made to the plan.

     Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

     INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their contributions in 1% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, EuroPacific Growth Fund, Pimco Total Return Fund, Financial Reserves Fund, Victory Stock Index Fund, Growth Fund Portfolio, Alliance Growth and Income Fund, T Rowe Price Mid-Cap Growth Fund, Vanguard Asset Allocation Fund, Franklin Small-Cap Growth Fund, Royce Total Return Fund, Mfs Mid-Cap Growth Fund or the Lord Abbett Mid-Cap Value Fund. Participants may change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

     The value of the funds and the interest of individual participants under each fund are calculated daily (daily valuation).

     VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all participant contributions and earnings thereon. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

     Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

     Forfeitures of nonvested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 2002, 2001 or 2000.

     PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Supplemental Matching Employer Contributions made on their behalf.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Company common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at fair values using year-end closing price for each of the funds or quoted market prices.

     BENEFITS PAYABLE - Distributions to participants are recorded by the Plan when payments are made.

     ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.   INVESTMENTS

     The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

     Plan investments exceeding 5% of net assets available for benefits as of December 31, 2002 and 2001, respectively, were as follows:


                       Description of                     2002       2001
                         Investment

           Applied Industrial Technologies, Inc.
           Common Stock                                $ 230,895  $ 267,258

           American Fundamental Investors Fund           246,819    574,538

           Franklin Small-Cap Growth Fund                223,412    570,113

           Growth Fund Portfolio                         430,219    593,042

           Financial Reserves Fund                       372,060    430,343

           EuroPacific Growth Fund                       754,252    732,796

           Bond Fund of America                             -     1,126,711

           T Rowe Price Mid-Cap Growth Fund              627,928    466,707

           Royce Total Return Fund                       224,613       -

           Pimco Total Return Fund                     1,036,816       -

4.   SUBSEQUENT EVENT

     Effective March 1, 2003, American Express Trust Company and American Express Retirement Services, a service group of American Express Financial Advisors, Inc., are the new trustee and record keeper for the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan. The transfer of the assets from Key Trust Co. of Ohio, N.A. to American Express Trust Company took place on March 3, 2003. There will be a "blackout period" until April 1, 2003. At that time, participants will once again be able to exercise their rights related to the Plan.




                                     ******

                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 033-65509 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated March 7, 2003, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan for the year ended December 31, 2002.



/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 26, 2003